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                                Enterworks, Inc.
                               19886 Ashburn Road
                             Ashburn, VA 20147-2358


                                December 11, 2000



James Daly
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

        RE: ENTERWORKS, INC.
            REGISTRATION STATEMENT ON FORM S-1
            (FILE NO. 333-31898)

Dear Mr. Daly:

        This letter is submitted pursuant to Rule 477 under the Securities Act of 1933. Enterworks, Inc. hereby requests withdrawal of the above-mentioned registration statement effective immediately. Enterworks is requesting withdrawal of its registration statement due to unfavorable market conditions.

                                            Very truly yours,

                                            /s/ John B. Wood

                                            John B. Wood


cc:     Mr. John B. Watkins
        Ms. Dee Revere